PETROBANK
ENERGY AND RESOURCES LTD.

082-34812

07023906

SEC MAIL PROCESSING
RECEIVED
MAY 2 2 2007
WASH. D.C. 160 SECTION

May 15, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

SUPPL

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

PETROBANK ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK ANNOUNCES FIRST QUARTER RESULTS

Calgary, Alberta – May 14, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank" or the "Corporation") (TSX: PBG) (OSLO: PBG) is pleased to announce first quarter financial and operating results.

HIGHLIGHTS – FIRST QUARTER 2007

- Production increased by 26 percent to 6,139 barrels of oil equivalent per day ("boepd") from 4,869 boepd in the first quarter of 2006. Canadian Business Unit production increased by 17 percent to 4,097 boepd while production from the Latin American Business Unit increased by 51 percent to 2,042 barrels of oil per day ("bopd") and in early May has increased to approximately 3,200 bopd.
- Capital expenditures were $72.6 million: $31.0 million in Canada; $32.3 million in Latin America; and $9.3 million in the Heavy Oil Business Unit.
- Funds flow from operations increased to $18.2 million, 59 percent higher than the first quarter of 2006. On a per diluted share basis, funds flow from operations increased by 47 percent to $0.25 in the first quarter of 2007 from $0.17 in the first quarter of 2006.
- Recorded net income of $3.7 million compared to $3.2 million in the same period a year earlier. On a per diluted share basis, net income remained constant period over period at $0.05 per share.
- Continued to achieve positive results at our WHITESANDS THAI™ project.
- Increased the estimated gross discovered resources of gross bitumen-in-place on our WHITESANDS oil sands leases by 63% to 2.6 billion barrels and increased contingent recoverable bitumen resource by 21% up to 799 million barrels.
- Drilled 12 (10.5 net) successful conventional oil wells in Canada.
- Achieved industry leading results from Bakken horizontal wells.
- Increased our land position on the Bakken light oil resource play by 132% to 114,000 net acres.
- On April 2, 2007, issued 4,000,000 common shares at $21.00 per share for gross proceeds of $84.0 million.
- On May 4, 2007, issued US$250 million of 3% convertible notes.

The following table provides a summary of Petrobank's financial and operating results for the three month periods ended March 31, 2007 and 2006. Consolidated financial statements with Management's Discussion and Analysis ("MD&A") are available on the Corporation's website at www.petrobank.com and will also be available on the SEDAR website at www.sedar.com.

Three months ended March 31,	2007	2006	% change
Financial			
($000s, except where noted)			
Oil and natural gas revenue	**29,471**	21,593	36
Funds flow from operations [1]	**18,235**	11,499	59
Per share - basic ($)	**0.25**	0.18	39
Per share - diluted ($)	**0.25**	0.17	47
Net income	**3,739**	3,242	15
Per share - basic and diluted ($)	**0.05**	0.05	-
Capital expenditures	**72,612**	67,517	8
Total assets	**480,896**	302,356	59
Net debt [2]	**93,932**	76,133	23
Common shares outstanding, end of period (000s)			
Basic	**72,433**	66,613	9
Diluted	**76,689**	71,249	8
Operations			
Canadian Business Unit operating netback ($/boe except where noted) [3]			
Oil and NGL revenue ($/bbl)	**62.87**	53.97	16
Natural gas revenue ($/mcf) [4]	**7.05**	7.13	(1)
Oil and natural gas revenue [4]	**50.80**	45.51	12
Royalties	**5.78**	8.32	(31)
Production expenses	**8.08**	4.89	65
Transportation expenses	**0.34**	0.46	(26)
Operating netback	**36.60**	31.84	15
Colombian operating netback ($/bbl)			
Oil revenue	**58.44**	59.03	(1)
Royalties	**4.67**	4.72	(1)
Production expenses	**8.26**	9.66	(14)
Operating netback	**45.51**	44.65	2
Average daily production [3]			
Canada – conventional oil and NGL (bbls)	**1,692**	853	98
Canada – natural gas (mcf)	**14,429**	15,960	(10)
Total Canada conventional (boe)	**4,097**	3,513	17
Colombia – oil (bbls)	**2,042**	1,356	51
Total Company conventional (boe)	**6,139**	4,869	26

(1) Calculated based on cash flow from operations before changes in other non-cash working capital.
(2) Includes working capital (deficiency), bank debt and subordinated notes. The subordinated notes were repaid on July 31, 2006.
(3) Six mcf of natural gas is equivalent to one barrel of oil equivalent ("boe"). Heavy Oil Business Unit bitumen volumes are excluded from average daily production as WHITESANDS operations are considered to be in the development stage and accordingly are capitalized.
(4) Canadian sales prices are shown after forward gas sales contracts.

Heavy Oil Business Unit

Resource Delineation

In the first quarter of 2007, Petrobank drilled eight delineation wells on the WHITESANDS lands and increased the gross discovered resources of bitumen-in-place on our oil sands leases to 2.6 billion barrels, as estimated in a March 2007 McDaniel & Associates Ltd. Report. This represents a 1.0 billion barrel increase from the 1.6 billion barrels first announced in May 2006. McDaniel Associates assigned a recoverable bitumen resource of up to 799 million barrels at March 1, 2007 which compares to 660 million barrels estimated at December 31, 2006. Further drilling is expected to add additional recoverable volumes and since these reports have been based only on SAGD technology, the incorporation of the THAI™ process into this evaluation is also expected to materially increase future estimated recoverable bitumen resources.

WHITESANDS Operations

Combustion operations continued on the first two well pairs during the first quarter. The Pre-Ignition-Heating-Cycle ("PIHC") began on the third well pair in late December 2006, which was initially targeted for air injection by the end of the first quarter. Air injection operations on the third well pair were delayed by mechanical problems with our rental steam generator used in the PIHC. The repairs by the supplier took approximately six weeks to complete. The elapsed time of the PIHC for the third well, excluding the temporary steam generator downtime, should be similar to the second well pair and we expect to be initiating air injection and in-situ combustion shortly.

We have been continuously injecting air on the first well since July 20, 2006 and on the second well since January 10, 2007. During the first quarter, the first two well's unrestricted gross fluid production capability rates were demonstrated to be over 1,000 barrels per day each, with oil cuts over 50%. Due to higher than anticipated sand production however, we have had to run the wells on a very low choke setting in order to achieve higher on stream factors through the surface facilities. A sand knock-out vessel was installed on the first well which has demonstrated that the sand can easily be removed from the produced fluids and enabled us to design a larger vessel that would allow us to operate the wells at their demonstrated capacity. These facilities have been ordered for each of the three wells and are expected to be installed in the third quarter.

In addition to the retrofitting of the facilities for sand handling, we have also initiated a debottlenecking and expansion engineering project to be able to process production from up to three additional well pairs anticipated to be drilled later this year. These wells will incorporate the CAPRI™ process in which an upgrading catalyst is added around the outside of the well bore to enhance the upgrading of the oil in-situ and a modified liner completion to reduce sand production. Lessons learned from the current project will be incorporated into the design of a 10,000 barrel per day facility. We expect to be filing an application for the 10,000 barrel project in the third quarter of 2007.

Upgraded THAI™ Oil

Some of the positive secondary benefits of the THAI™ process include the potential to upgrade the oil in-situ and a higher quality of produced water. During the first quarter, we began to see evidence of upgraded oil from both of the producing wells. While the majority of our early production remains similar to raw bitumen (500,000 centipoise, 7.6 API gravity), quality is variable, and our upgraded samples have ranged between viscosities of 2,000 to 75 centipoise with API gravities ranging between 10.6 and 14.1 degrees. Asphaltenes were also significantly reduced and the content of light components increased compared to raw bitumen. The produced water has also been of a higher quality (low in total dissolved solids) and we believe that with minor additional processing it could be of a quality suitable for value-

added industrial use. The combination of oil and water quality has also led to cleaner oil/water separation and a lack of difficulties associated with treating the produced fluids.

Increasing WHITESANDS Ownership

On May 11, 2007 the minority shareholder of our WHITESANDS Insitu Ltd. subsidiary ("WHITESANDS") exercised their exchange right pursuant to the WHITESANDS unanimous shareholders agreement ("USA"). As a result, the Company will acquire all of the remaining shares of WHITESANDS, increasing Petrobank's ownership from 84 percent to 100 percent, for $120 million. Petrobank has the option to fund the acquisition with cash or through a combination of cash and the issuance of Petrobank common shares. In the event Petrobank chooses to issue common shares to the minority shareholder to fund all or part of the acquisition, the issue price will be set at $22.496 per Petrobank common share, pursuant to the terms of the USA. The transaction is expected to close on or about June 11, 2007. The minority shareholder has also indicated that it is reserving all rights to challenge this valuation amount.

Canadian Business Unit

The Canadian Business Unit produced 4,097 boepd in the first quarter of 2007 an increase of 17 percent over the 3,513 boepd produced in the first quarter of 2006. The majority of this increase relates to new Bakken light oil which continues to be brought on-stream. In addition, we completed the tie-in of several natural gas wells that were drilled in 2006 which contributed to this production increase. The Canadian Business Unit drilled 12 (10.5 net) successful oil wells during the quarter with the majority of the activity focused on the Bakken light oil resource play in southeast Saskatchewan.

Bakken Light Oil Resource Play

The Bakken formation is found in the Williston Basin, underlying much of North Dakota, eastern Montana and extending up into southern Saskatchewan. The Mississippian aged Bakken is an extensive regional resource play with the oil contained mostly in siltstones and thin sandstone reservoirs with low porosity and permeability. The Bakken formation is capable of high initial production rates of sweet, light, 41+ degree API gravity oil, and liquids-rich solution gas. This resource is significant with approximately 4.5 million barrels of original oil-in-place per section of land within the defined play area.

The key to unlocking the potential in the Bakken has been recent advances in horizontal well techniques, particularly the application of new horizontal fracturing and completion technologies. Horizontal wells allow maximum exposure to the reservoir, and new completion techniques allow fracturing of the siltstone along the full extent of the wellbore to maximize production. These technologies have unlocked the production and recovery potential of the Bakken resource. Our horizontal drilling and fracture stimulation technique allows us to avoid fracturing out of the Bakken zone, thereby minimizing associated high water production common in other recent Bakken horizontal wells, and thereby significantly improving Bakken oil productivity. Ultimately we expect this to lead to substantially improved recovery rates. Petrobank's independent reserve evaluator, Sproule Associates Limited, currently assigns a proved, probable plus possible (3P) reserves estimate of 125,000 barrels per Bakken well. With our high initial production rates from our 100 percent working interest wells, we are producing in excess of the forecast type curves used in this preliminary evaluation. Petrobank's internal estimate is that each Bakken well will recover 150,000 barrels. With continued positive Bakken results, we anticipate updating our reserve evaluation later in 2007.

Following the success of our Bakken drilling program in late 2006, we proceeded, in early 2007, to drill a series of exploration wells to extend the boundaries of the Bakken resource play prior to the major April 2007 Saskatchewan Crown land sale. By the end of 2006, our land base on the Bakken light oil resource play stood at 62,448 (49,105 net) acres. Since the beginning of 2007, through Crown land sales

and acquisitions, we have increased our acreage to a total of 138,000 (114,000 net) acres. The majority of this increase was Crown land purchased at the April Crown land sale where we spent $59.5 million to acquire 41,800 (41,800 net) acres. In addition, we closed an acquisition of a 50% working interest in certain producing properties in the Viewfield/Stoughton area of southeast Saskatchewan, with extensive undeveloped acreage and an ongoing farm-in with a third party, for $8.5 million. The acquisition included four (2.0 net) Bakken horizontal oil wells that were producing at unstimulated rates of 80 (40 net) barrels of oil per day and 9,426 (4,813 net) acres of undeveloped land with the potential to earn a further 13,598 (6,799 net) acres with additional drilling. In a reserve report effective December 31, 2006, McDaniel and Associates Consultants Ltd. assigned total proved reserves of 251,000 barrels, and total proved plus probable reserves of 730,000 barrels, to these acquired lands. Recompletion of these wells using Petrobank's fracture stimulation technique is expected to significantly improve both production and reserves.

Our Bakken results have allowed us to confidently pursue this land acquisition strategy, and an aggressive Bakken drilling program for 2007. Prior to spring break-up, our two rigs had drilled nine wells this year. We have recently added two new drilling rigs bringing our active Bakken rig count to four with a goal to drill 60 Bakken wells by the end of the year. The expansion of our Bakken land base and our 2007 drilling program enable us to build critical operating mass in the area. This will allow us to optimize our facilities for production of oil and to recover significant volumes of solution gas and natural gas liquids, positively impacting our Bakken production and reserve base.

The majority of our Bakken land base is expected to yield four horizontal wells per section. Currently, we estimate our Bakken drilling inventory at 550 (500 net) locations. With these recent acquisitions, the Bakken light oil resource play is expected to be the Canadian Business Unit's primary focus area in 2007 and for years to come. Our highly effective Bakken drilling and stimulation program, along with the addition of a significant land base has strategically positioned Petrobank to be a key Bakken light oil player.

Additional Canadian Business Unit Focus Areas

In addition to our Bakken light oil asset, we continue to develop our long-term legacy shallow gas and CBM asset at Jumpbush with an inventory of over 175 low-risk development drilling locations. Petrobank is also aggressively moving forward on new, potentially high-impact exploration prospects in two key areas of northwestern Alberta where we planned to test multi-zone oil and gas prospects with at least two exploration wells in 2007. The first of these two wells was recently completed and cased as a potential light oil well. This initial result has led to an expanded northwest Alberta drilling program and we now plan to drill at least two additional wells in this area by the end of 2007. Petrobank continues to leverage its large undeveloped land base into exciting new opportunities.

Latin American Business Unit

During the first quarter of 2007, the activities of Petrobank's Latin American Business Unit, operated through our 80.7% owned subsidiary, Petrominerales Ltd. ("Petrominerales"), were focused on continuing development in Orito, and commencing the 2007 exploration drilling program in the Llanos Basin.

First quarter 2007 production averaged 2,042 bopd compared to 1,356 bopd in the first quarter of 2006 and 2,372 bopd in the fourth quarter of 2006. The significant increase from the prior year period is mainly due to the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being shut in during the period for workovers, delays in bringing new production on-line and also due to natural declines. Of particular note, the Orito-118 well was offline for

38 days in the quarter while the field operator, Ecopetrol performed a pump replacement operation. Production in early May has now increased to approximately 3,200 bopd.

Orito

Since closing the initial public offering at the end of the second quarter of 2006, Petrominerales has now drilled seven new wells at Orito, but was delayed in bringing production online due to limited access to equipment and services and down-hole mechanical problems. Since the end of the first quarter we have now started to see the effects of this drilling program with increasing production. There is still one additional well awaiting completion and fracture stimulation and we continue to optimize our recent production additions. Access to equipment, services and manpower remains a significant challenge for our operations group given the record activity levels in the Colombian oil industry. Upon completion of the Llanos Basin drilling program, we will have two drilling rigs working in the Putumayo Basin where we expect to continue to generate significant increases in production.

Neiva

At Neiva, production has increased as a result of our first phase of fracture stimulations along with initial success from our pilot waterflood program. Due to the results from these fracture stimulations, we are considering deferring drilling the six wells we had planned for the second half of 2007 in favour of performing additional fracture stimulations. Early results from our pilot waterflood show pressure and production response in nearby wells quicker than originally anticipated. Accordingly we are also evaluating an expanded waterflood program that could be implemented by the end of 2007.

2007 Exploration Program

Petrominerales is in the process of executing a five-well 2007 exploration program with four wells in the Llanos Basin and one well at Las Aguilas in the Putumayo Basin adjacent to the Orito Block.

Joropo Block

The Ojo de Tigre-2 well on the Joropo Block in the Llanos Basin was initially drilled to a total depth of 8,309 feet and logged and evaluated. Based on our evaluation, and the geological and hydrocarbon indications in this initial well, a decision was made to side-track to a more favorable bottom-hole location. This second well, Ojo de Tigre-2 Side-Track, was drilled to a total depth of 8,419 feet and was cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which was confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well was completed and initial production testing commenced, but was suspended with the onset of the rainy season. Initial test rates reached 450 barrels of fluid per day with a water cut of 20 percent and a gravity of 29 degrees API. The test interpretation indicated very high skin damage which was likely caused by the gravel pack completion. We will be returning to remediate the skin damage and conduct further testing of the well after the end of the rainy season in late 2007 or early 2008. The ultimate size of the prospect will be determined through long-term production testing and follow-up drilling. Successful development of this discovery will most likely include upgraded surface access, which will support year-round production.

This initial result at Joropo is very encouraging as we have only evaluated a very small part of the 72,257 acre Joropo Block to-date, and we have now submitted applications for two blocks adjoining Joropo totaling an additional 69,122 acres. These two blocks, Jabali and Jaguar, are in the final stage of negotiations with the ANH.

Casimena Block

Drilling and logging operations were completed at the Mapuro-1 exploration well on the Casimena Block in the Llanos Basin which was drilled to the planned depth of 8,530 feet. Logs indicated that the sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations are predominantly wet or contain non-commercial hydrocarbon accumulations. As a result, the Mapuro-1 well was plugged and abandoned. Despite the results from this first well, this area of the Llanos Basin continues to be highly prospective and we are in the process of identifying our next Casimena location which can be drilled early in 2008.

Casanare Este Block

The Casanare Este-1 exploration well, was spudded on April 25, 2007, we are currently drilling at 8,125 feet and we expect to reach a total depth of 10,000 feet on this well in late May.

Corcel Block

The Corcel-1 exploration well was spudded on April 8, 2007, we are currently drilling at 9,929 feet and we expect to reach a total depth of 12,800 feet in mid-June. Upon completion of this well the drilling rig will move to Orito to drill additional development wells and the Las Aguilas exploration well.

Exploration Summary

We have either executed or we are finalizing 13 exploration block contracts totaling 1.5 million acres in the Llanos and Putumayo Basins, making Petrominerales one of the largest exploration landholders in Colombia. To date, Petrominerales has acquired 357 square kilometers of 3D seismic and reprocessed all available 2D seismic data. We now have 20 leads and prospects on these lands and in 2007, we plan to acquire an additional 190 square kilometers of 3D seismic and 576 kilometers of reconnaissance 2D seismic which is expected to result in an expanded exploration drilling program for 2008 and beyond.

EXECUTIVE APPOINTMENT

Petrobank has appointed Mr. Corey C. Ruttan to the role of Chief Financial Officer, effective March 14, 2007. Mr. Ruttan will succeed Mr. Chris J. Bloomer, Petrobank's current CFO, who continues on in his role as Vice President Heavy Oil and Director. Mr. Ruttan previously acted as Petrobank's Vice President Finance and is the Vice President Finance and Chief Financial Officer of Petrobank's subsidiary, Petrominerales Ltd. Mr. Ruttan has worked in various financial capacities at Petrobank since 2000, has a Bachelor of Commerce degree from the University of Calgary, and is a Chartered Accountant.

ANNUAL AND SPECIAL MEETING

The Corporation will be holding its Annual and Special Meeting of shareholders on Tuesday, May 15, 2007 at 3:00 p.m. (MST) in the Grand Lecture Theatre of the Metropolitan Conference Centre, 333-4th Avenue S.W., Calgary, Alberta. The Meeting will be webcast and made available on the Corporation's website at www.petrobank.com.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Corporation operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta and an extensive inventory of Bakken light oil locations in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed

subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Forward-Looking Statements

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects and technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Corporation. In this release, Petrobank makes forward-looking statements regarding the purchase price of the minority shareholders' interest in its WHITESANDS subsidiary. The minority shareholder has indicated it reserves the right to challenge the valuation of the WHITESANDS shares which could lead to a purchase price materially different than that anticipated in this press release. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

END